03007159

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Citiraya Industries Ltd.

*CURRENT ADDRESS 65 Tech Park Crescent
Singapore 637787

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

FILE NO. 82- 34706 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: Coco

DATE: 3/3/03

82-34706

Deloitte & Touche

AR/S
12-31-00

CITIRAYA INDUSTRIES PTE LTD

REPORT OF THE DIRECTORS AND FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2000

CITIRAYA INDUSTRIES PTE LTD

REPORT OF THE DIRECTORS AND FINANCIAL STATEMENTS

CONTENTS

MGR.F1/6554RA.004/RLCK/TCL/JXJ/VHYP

CITIRAYA INDUSTRIES PTE LTD

REPORT OF THE DIRECTORS

The directors present their report together with the audited financial statements of the company for the financial year ended December 31, 2000.

1 DIRECTORS

The directors of the company in office at the date of this report are:

Ng Ah Hua
Ng Teck Lee

2 PRINCIPAL ACTIVITIES

The principal activities of the company are those relating to the provision of a one-stop recycling and processing service centre for the electronics industry and the trading of plastics and non-precious metal materials.

There have been no significant changes in the nature of these activities during the financial year.

3 ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

There were no acquisitions or disposals of subsidiaries during the financial year.

4 RESULTS FOR THE FINANCIAL YEAR

	$
Profit after income tax	2,251,601
Accumulated profits at beginning of year (as restated)	457,938
Accumulated profits at end of year	2,709,539

5 MATERIAL TRANSFERS TO/FROM RESERVES AND PROVISIONS

During the financial year, there were no material transfers to or from reserves and provisions other than those disclosed in the financial statements.

6 ISSUE OF SHARES AND DEBENTURES

During the financial year, the company increased its authorised share capital from $3,000,000 to $20,000,000 by the creation of 17,000,000 ordinary shares of $1 each.

During the financial year, the company issued 3,000,000 ordinary shares of $1 each at par for cash and the proceeds were used as working capital.

No debentures were issued.

7 ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE BENEFITS BY MEANS OF THE ACQUISITION OF SHARES AND DEBENTURES

Neither at the end of the financial year nor at any time during the financial year did there subsist any arrangement whose object is to enable the directors to acquire benefits by means of the acquisition of shares or debentures in the company or any other body corporate.

8 DIRECTORS' INTERESTS IN SHARES AND DEBENTURES

The directors holding office at the end of the financial year had no interests in the share capital and debentures of the company as recorded in the register of directors' shareholdings kept by the company under Section 164 of the Singapore Companies Act except as follows:

	Shareholdings registered in the names of directors	
Names of directors	At beginning of year	At end of year
	Ordinary shares of $1 each	
Ng Ah Hua	1,560,000	3,420,000
Ng Teck Lee	990,000	1,980,000
Ng Teck Boon (Resigned on May 23, 2001)	-	300,000

9 DIVIDENDS

No dividend has been paid or declared or recommended by the company since the end of the previous financial year.

10 DIRECTORS' ACTIONS RELATING TO BAD AND DOUBTFUL DEBTS

Before the profit and loss statement and the balance sheet were made out, the directors took reasonable steps to ascertain that proper action had been taken in relation to the writing off and providing for bad and doubtful debts and have satisfied themselves that all known bad debts if any have been written off and that where necessary adequate provision has been made for doubtful debts.

At the date of this report, the directors are not aware of any circumstances which would render any amounts written off or provided for bad and doubtful debts in the financial statements of the company inadequate to any substantial extent.

11 DIRECTORS' ACTIONS RELATING TO CURRENT ASSETS

Before the profit and loss statement and the balance sheet were made out, the directors took reasonable steps to ascertain that any current assets which were unlikely to realise their book values in the ordinary course of business have been written down to their estimated realisable values or were adequately provided for.

At the date of this report, the directors are not aware of any circumstances which would render the values attributable to current assets in the financial statements of the company misleading.

12 CHARGES ON ASSETS AND EXISTENCE OF CONTINGENT LIABILITIES AFTER YEAR END DATE

At the date of this report:

a) there does not exist any charge on the assets of the company which has arisen since the end of the financial year which secures the liability of any other person; and

b) there does not exist any contingent liability of the company which has arisen since the end of the financial year.

13 ABILITY TO MEET OBLIGATIONS

No contingent or other liability of the company has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may affect the ability of the company to meet its obligations as and when they fall due.

14 OTHER CIRCUMSTANCES AFFECTING FINANCIAL STATEMENTS

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or financial statements which would render any amount stated in the financial statements misleading.

15 UNUSUAL ITEMS

In the opinion of the directors, the results of the operations of the company have not been substantially affected by any item, transaction or event of a material and unusual nature during the financial year.

16 UNUSUAL ITEMS AFTER YEAR END DATE

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which would affect substantially the results of the operations of the company for the financial year in which this report is made.

17 DIRECTORS' RECEIPT AND ENTITLEMENT TO CONTRACTUAL BENEFITS

Since the beginning of the financial year, no director has received or become entitled to receive a benefit which is required to be disclosed under Section 201(8) of the Singapore Companies Act, by reason of a contract made by the company with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in the financial statements.

18 OPTIONS TO TAKE UP UNISSUED SHARES

During the financial year, no option to take up unissued shares of the company was granted.

19 OPTIONS EXERCISED

During the financial year, there were no shares of the company issued by virtue of the exercise of an option to take up unissued shares.

20 UNISSUED SHARES UNDER OPTION

At the end of the financial year, there were no unissued shares under option.

21 AUDITORS

The auditors, Deloitte & Touche, have expressed their willingness to accept re-appointment.

ON BEHALF OF THE DIRECTORS

....

Ng Ah Hua

....

Ng Teck Lee

December 31, 2001

Certified Public Accountants
95 South Bridge Road #09-00
Pidemco Centre
Singapore 058717

Tel: (65) 6224 8288
Fax: (65) 6538 6166

Deloitte & Touche

AUDITORS' REPORT TO THE MEMBERS OF

CITIRAYA INDUSTRIES PTE LTD

We have audited the accompanying financial statements of Citiraya Industries Pte Ltd for the year ended December 31, 2000. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for last year were reported on by auditors other than Deloitte & Touche whose report dated May 18, 2001 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

a) the accompanying financial statements are properly drawn up in accordance with the provisions of the Singapore Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

    i) the state of affairs of the company as at December 31, 2000 and of the results, equity changes and cash flows of the company for the financial year ended on that date; and

    ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements;

b) the accounting and other records and the registers required by the Act to be kept by the company have been properly kept in accordance with the provisions of the Act.

Deloitte & Touche

Certified Public Accountants

Singapore
December 31, 2001

CITIRAYA INDUSTRIES PTE LTD

BALANCE SHEET
December 31, 2000

	Notes	2000 $	1999 $
ASSETS			
Current assets:			
Cash		41,581	381,033
Trade receivables	4	10,745,329	5,428,148
Other receivables and prepayments	5	695,285	1,810,097
Inventories	6	13,527,474	4,722,656
Total current assets		25,009,669	12,341,934
Non-current assets:			
Club memberships, at cost		-	1,012,748
Property, plant and equipment	7	23,932,850	17,819,135
Total non-current assets		23,932,850	18,831,883
Total assets		48,942,519	31,173,817
LIABILITIES AND EQUITY			
Current liabilities:			
Bank loans and overdrafts	8	3,313,496	2,702,049
Bills payable	9	8,528,144	1,861,708
Trade payables	10	4,501,191	1,969,851
Other payables	11	12,407,840	9,445,128
Current portion of finance leases	12	97,952	141,114
Income tax payable		83,850	83,850
Total current liabilities		28,932,473	16,203,700
Non-current liabilities:			
Finance leases	12	299,207	306,821
Long-term bank loans	13	10,060,300	10,964,957
Deferred income tax	14	941,000	240,401
Total non-current liabilities		11,300,507	11,512,179
Capital and reserves:			
Issued capital	15	6,000,000	3,000,000
Accumulated profits		2,709,539	457,938
Total equity		8,709,539	3,457,938
Total liabilities and equity		48,942,519	31,173,817

See accompanying notes to financial statements.

CITIRAYA INDUSTRIES PTE LTD

PROFIT AND LOSS STATEMENT
Year ended December 31, 2000

	Notes	2000 $	1999 $
Revenue	16	28,463,207	20,801,848
Cost of sales		(20,885,403)	(16,381,195)
Gross profit		7,577,804	4,420,653
Other operating income	17	1,135,564	900,404
Distribution costs		(3,136,727)	(2,444,010)
Administrative expenses		(1,014,427)	(475,321)
Other operating expenses		(196,948)	(151,482)
Profit from operations		4,365,266	2,250,244
Finance cost (interest expense)		(1,413,066)	(362,952)
Profit before income tax	18	2,952,200	1,887,292
Income tax expense	19	(700,599)	(324,251)
Profit after income tax		2,251,601	1,563,041

See accompanying notes to financial statements.

CITIRAYA INDUSTRIES PTE LTD

STATEMENT OF CHANGES IN EQUITY
Year ended December 31, 2000

	Issued capital	Accumulated (losses) profits	Total
	$	$	$
Balance at December 31, 1998	3,000,000	(1,105,103)	1,894,897
Net profit for the year:			
- As previously stated	-	1,252,523	1,252,523
- Prior year adjustment (Note 21)	-	310,518	310,518
Balance at December 31, 1999 (as restated)	3,000,000	457,938	3,457,938
Issue of share capital	3,000,000	-	3,000,000
Net profit for the year	-	2,251,601	2,251,601
Balance at December 31, 2000	6,000,000	2,709,539	8,709,539

See accompanying notes to financial statements.

CITIRAYA INDUSTRIES PTE LTD

CASH FLOW STATEMENT
Year ended December 31, 2000

	2000 $	1999 $
Cash flows from operating activities:		
Profit before income tax	2,952,200	1,887,292
Adjustments for:		
Depreciation expense	560,256	582,435
Provision for doubtful trade debts	196,948	-
Interest income	(389)	(1,165)
Interest expense	1,413,066	362,952
Gain on disposal of plant and equipment	(973,484)	(2,400)
Operating profit before working capital changes	4,148,597	2,829,114
Trade receivables	(5,514,129)	(3,370,803)
Other receivables and prepayments	1,114,812	(852,015)
Inventories	(8,804,818)	(3,727,620)
Bills payable	6,666,436	1,861,708
Trade payables	2,531,340	1,079,518
Other payables	985,439	(24,335)
Cash generated from (used in) operations	1,127,677	(2,204,433)
Interest paid	(1,413,066)	(362,952)
Interest received	389	1,165
Net cash used in operating activities	(285,000)	(2,566,220)
Cash flows from investing activities:		
Disposal of plant and equipment	2,747,903	6,000
Purchase of plant and equipment	(8,448,390)	(13,179,971)
Club memberships	1,012,748	(1,012,748)
Net cash used in investing activities	(4,687,739)	(14,186,719)
Cash flows from financing activities:		
Proceeds from issuing shares	3,000,000	-
Other payables	1,977,273	5,677,123
Obligations under finance leases	(50,776)	377,935
Bank loans	(904,656)	9,189,311
Net cash from financing activities	4,021,841	15,244,369
Net decrease in cash and cash equivalents	(950,898)	(1,508,570)
(Overdrawn) Cash and cash equivalents at beginning of year	(1,416,360)	92,210
Overdrawn at end of year (Note 22)	(2,367,258)	(1,416,360)

See accompanying notes to financial statements.

CITIRAYA INDUSTRIES PTE LTD

NOTES TO FINANCIAL STATEMENTS
December 31, 2000

1 GENERAL

The company is incorporated in the Republic of Singapore with its registered office and principal place of business at 65 Tech Park Crescent, Singapore 637787. The financial statements are expressed in Singapore dollars.

The principal activities of the company are those relating to the provision of a one-stop recycling and processing service centre for the electronics industry and the trading of plastics and non-precious metal materials.

The financial statements of the company for the year ended December 31, 2000 were authorised for issue by the Board of Directors at their meeting held on December 31, 2001.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements are prepared in accordance with the historical cost convention and are drawn up in accordance with the provisions of the Singapore Companies Act and Singapore Statements of Accounting Standard.

INVENTORIES - Inventories are measured at the lower of cost (first-in, first-out method) and net realisable value. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

REVENUE RECOGNITION - Revenue from sale of goods is recognised when significant risks and rewards of ownership are transferred to the buyer and the amount of revenue and the costs of the transaction (including future costs) can be measured reliably. Revenue from rendering of services that are of a short duration is recognised when the services are completed.

FOREIGN CURRENCY TRANSACTIONS - Transactions in foreign currencies are recorded in Singapore dollars at the rates ruling at the dates of the transactions. At each balance sheet date, recorded monetary balances and balances carried at fair value that are denominated in foreign currencies are reported at the rates ruling at the balance sheet date. All realised and unrealised exchange adjustment gains and losses are dealt with in the profit and loss statement.

CLUB MEMBERSHIPS - The transferable club memberships are stated at cost. Provision is made for any impairment in value which is other than temporary.

FINANCE LEASES - A finance lease is recognised as an asset and as liability in the balance sheet at amounts equal at the inception of the lease to the fair value of the leased asset or, if lower, at the present value of the lease payments based on the interest rate implicit in the lease. The excess of the lease payments over the recorded lease obligations is treated as finance charges which are allocated to each lease term so as to produce a constant rate of charge on the remaining balance of the obligations. The assets are depreciated as owned depreciable assets. Rental costs under operating leases are charged to the profit and loss statement in equal annual amounts over the period of the leases.

INCOME TAX - Tax expense is determined on the basis of tax effect accounting, using the liability method, and it is applied to all significant timing differences.

DEPRECIATION - Depreciation is provided on gross carrying amounts in equal annual instalments over the estimated useful lives of the assets. The annual rates of depreciation are as follows:

Leasehold properties and improvements	-	3% to 6%
Plant and equipment	-	10%
Motor vehicles	-	20%
Office equipment	-	20%
Renovations	-	20%

Fully depreciated assets still in use are retained in the financial statements.

No depreciation is provided on construction-in-progress.

3 RELATED PARTY TRANSACTIONS

Related parties are entities with common direct or indirect shareholders and/or directors. Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Some of the company's transactions and arrangements are with related parties and the effect of these on the basis determined between the parties are reflected in these financial statements. The balances are unsecured, without fixed repayment terms and interest unless stated otherwise.

Significant related party transactions:

	2000 $	1999 $
Sale of goods	(1,887,010)	(933,569)
Other operating income	-	(30,772)
Purchases of goods	9,510,087	4,214,626
Purchases of club memberships	-	1,012,748
Other charges	11,871	9,427
Proceeds from sale of plant and equipment (net)	(2,692,904)	-

4 TRADE RECEIVABLES

	2000 $	1999 $
Outside parties	10,832,563	5,423,733
Less: Provision for doubtful debts	(196,948)	-
	10,635,615	5,423,733
Related parties (Note 3)	109,714	4,415
	10,745,329	5,428,148

Movements in provision:

Charge to profit and loss and balance at end of year	196,948	-

5 OTHER RECEIVABLES AND PREPAYMENTS

	2000 $	1999 $
Related parties (Note 3)	129,925	363,118
Deposits	435,479	646,184
Prepayments	1,451	21,401
Other receivables	128,430	779,394
	695,285	1,810,097

6 INVENTORIES

	2000 $	1999 $
Finished goods and goods for resale, at cost	13,527,474	4,722,656

7 PROPERTY, PLANT AND EQUIPMENT

	Leasehold properties and improvements	Plant and equipment	Motor vehicles	Office equipment	Renovations	Construction -in-progress	Total
	$	$	$	$	$	$	$
Cost:							
At beginning of year	15,468,357	2,731,589	672,141	237,778	-	-	19,109,865
Reclassification	-	127,527	-	(132,442)	4,915	-	-
Additions	378,690	369,033	143,080	388,929	198,597	6,970,061	8,448,390
Disposals	-	(2,326,699)	(96,310)	(632)	-	-	(2,423,641)
At end of year	15,847,047	901,450	718,911	493,633	203,512	6,970,061	25,134,614
Accumulated depreciation:							
At beginning of year	381,513	681,967	149,685	77,565	-	-	1,290,730
Reclassification	-	25,535	-	(26,518)	983	-	-
Depreciation for the year	309,981	53,687	117,551	54,398	24,639	-	560,256
Disposals	-	(615,797)	(33,288)	(137)	-	-	(649,222)
At end of year	691,494	145,392	233,948	105,308	25,622	-	1,201,764
Depreciation for last year	127,171	273,559	134,119	47,586	-	-	582,435
Net book value:							
At beginning of year	15,086,844	2,049,622	522,456	160,213	-	-	17,819,135
At end of year	15,155,553	756,058	484,963	388,325	177,890	6,970,061	23,932,850

Plant and equipment with net book value of $527,633 (1999 : $538,674) are under finance leases agreements (Note 12).

Leasehold properties and improvements with net book value of $15,155,553 (1999 : $15,086,844) are under mortgage with banks (Note 13).

The leasehold properties are situated at 38 Kian Teck Drive, Singapore 628858 and 65 Tech Park Crescent, Singapore 637787.

8 BANK LOANS AND OVERDRAFTS

	2000 $	1999 $
Bank overdrafts - unsecured	1,408,839	797,393
Bank overdrafts - secured	1,000,000	1,000,000
Short-term portion of long-term bank loans - secured (Note 13)	904,657	904,656
	3,313,496	2,702,049

The secured bank overdrafts and other banking facilities are obtained on the same terms and conditions as the long-term bank loans set out in Note 13 to the financial statements. The bank overdrafts bear interest at 6.625% to 6.375% (1999 : 6.625% to 8.875%) per annum.

9 BILLS PAYABLE

The bills payable are obtained on the same terms and conditions as the long-term bank loans set out in Note 13 to the financial statements.

10 TRADE PAYABLES

	2000 $	1999 $
Outside parties	4,089,191	952,027
Related parties (Note 3)	412,000	1,017,824
	4,501,191	1,969,851

11 OTHER PAYABLES

	2000 $	1999 $
Directors/shareholders	9,989,834	7,862,561
Shareholder	-	150,000
Related parties (Note 3)	-	1,012,748
Accruals for purchase of plant and equipment	1,605,304	-
Other payables	812,702	419,819
	12,407,840	9,445,128

The amounts owing to directors/shareholders and shareholder are non-trade, unsecured, interest-free and have no fixed terms of repayment.

12 OBLIGATIONS UNDER FINANCE LEASES

	Minimum lease payments		Present value of minimum lease payments	
	2000	1999	2000	1999
	$	$	$	$
Amounts payable under finance leases:				
Within one year	122,582	164,020	97,952	141,114
In the second to fifth years inclusive	302,035	334,974	253,034	279,450
After five years	54,426	32,810	46,173	27,371
	479,043	531,804	397,159	447,935
Less: Future finance charges	(81,884)	(83,869)	N/A	N/A
Present value of lease obligations	397,159	447,935	397,159	447,935
Less: Amount due for settlement within 12 months (shown under current liabilities)			(97,952)	(141,114)
Amount due for settlement after 12 months			299,207	306,821

For the year ended December 31, 2000, the average effective borrowing rate was 7% (1999 : 7%) per annum.

13 LONG-TERM BANK LOANS

	2000	1999
	$	$
Bank loans:		
Term loan 1 (Note a)	2,550,000	2,850,000
Term loan 2 (Note b)	8,414,957	9,019,613
Total	10,964,957	11,869,613
Current portion (Note 8)	(904,657)	(904,656)
Non-current portion	10,060,300	10,964,957

a) The term loan bears interest at 6.375% (1999 : 6.625%) per annum and is repayable over 120 monthly instalments commencing from July 1999.

b) The term loan bears interest at 6.375% (1999 : 6.625%) per annum and is repayable over 180 monthly instalments commencing from December 1999.

The bank overdrafts, other banking facilities and bank loans are secured as follows:

i) legal mortgage on all the company's leasehold properties;

ii) a debenture by way of fixed and floating charges on all assets of the company, past, present and future for all monies owing; and

iii) guaranteed by two directors of the company.

14 DEFERRED INCOME TAX

	2000 $	1999 $
Balance at beginning of year	240,401	-
Charge to profit and loss	700,599	240,401
Balance at end of year	941,000	240,401

This represents the tax effect of the excess of the net book value over the tax written down value of qualifying property, plant and equipment.

15 ISSUED CAPITAL

	2000 $	1999 $
Authorised:		
20,000,000 (1999 : 3,000,000) ordinary shares of $1 each	20,000,000	3,000,000
Issued and fully paid:		
6,000,000 (1999 : 3,000,000) ordinary shares of $1 each	6,000,000	3,000,000

During the financial year, the company increased its authorised share capital from $3,000,000 to $20,000,000 by the creation of 17,000,000 ordinary shares of $1 each.

During the financial year, the company issued 3,000,000 ordinary shares of $1 each at par for cash and the proceeds were used as working capital.

16 REVENUE

	2000 $	1999 $
Sales of goods	28,369,615	20,801,848
Rendering of services	93,592	-
	28,463,207	20,801,848

17 OTHER OPERATING INCOME

	2000 $	1999 $
Gain on disposal of plant and equipment	973,484	2,400
Commission income	-	762,782
Foreign currency exchange adjustment gain	101,042	-
Interest income from non-related companies	389	1,165
Others	60,649	134,057
	1,135,564	900,404

18. PROFIT BEFORE INCOME TAX

In addition to the charges and credits disclosed elsewhere in the notes to the profit and loss statement, this item includes the following charges:

	2000 $	1999 $
Directors' remuneration	644,105	487,465
Auditors' remuneration	30,000	10,000
Depreciation expense	560,256	582,435
Interest expense to non-related companies	1,413,066	362,952
Provision for doubtful trade debts	196,948	-
Foreign currency exchange adjustment loss	-	151,482

19 INCOME TAX EXPENSE

	2000 $	1999 $
Current	-	83,850
Deferred	700,599	240,401
	700,599	324,251

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of 25.5% (1999 : 26%) to profit before income tax as a result of the following differences:

	2000 $	1999 $
Income tax expense at statutory rate	752,811	490,696
Non-taxable items	(52,212)	(46,887)
Prior years' tax loss carryforwards utilised	-	(195,558)
Other timing differences	-	76,000
Total income tax expense	700,599	324,251

20 STAFFING COSTS AND NUMBER OF EMPLOYEES

	2000	1999
Staffing costs (including directors' remuneration) for the year	$1,720,999	$1,229,064
Number of employees (including directors) as at December 31	56	43

21 PRIOR YEAR ADJUSTMENT

The prior year adjustment arose as an incorrect foreign currency rate was used to record a foreign currency denominated purchase of goods into Singapore dollars. This resulted in the prior year's cost of sales being overstated by $310,518 and overstatement of the other payables due to directors/shareholders by the same amount.

22 CASH AND CASH EQUIVALENTS IN THE CASH FLOW STATEMENT

	2000 $	1999 $
Cash	41,581	381,033
Bank overdrafts (Note 8)	(2,408,839)	(1,797,393)
	(2,367,258)	(1,416,360)

23 CONTINGENT LIABILITIES

	2000 $	1999 $
Bankers' guarantees (secured)	94,995	50,000

24 OPERATING LEASE COMMITMENTS

	2000 $	1999 $
Minimum lease payments paid under operating leases	72,213	72,600

At the balance sheet date, the commitments in respect of operating leases with a term of more than one year were as follows:

	2000 $	1999 $
Within one year	72,213	72,213
In the second to fifth years inclusive	288,851	288,851
After five years	1,263,721	1,335,934

25 FORWARD CONTRACTS

In the normal course of business, the company entered into forward exchange contracts to purchase and sell foreign currency to meet its purchase obligations:

As at year end, the company have the following outstanding commitments:

	2000 $	1999 $
Bought contracts	THB23,119,103	-
Sold contracts	S$950,000	-

26 COMPARATIVE FIGURES

Certain reclassifications have been made to the prior year's financial statements due to the adoption of the requirements in accordance with SAS 1 "Presentation of Financial Statements". As a result, certain line items have been amended on the face of the balance sheet, profit and loss statement, statement of changes in equity and cash flow statement, and the related notes to the financial statements. Comparative figures have been adjusted to conform with current year's presentation.

CITIRAYA INDUSTRIES PTE LTD

STATEMENT OF DIRECTORS

In the opinion of the directors, the accompanying financial statements are drawn up so as to give a true and fair view of the state of affairs of the company as at December 31, 2000 and of the results, equity changes and cash flows of the company for the financial year then ended and at the date of this statement there are reasonable grounds to believe that the company will be able to pay its debts as and when they fall due.

ON BEHALF OF THE DIRECTORS

....

Ng Ah Hua

....

Ng Teck Lee

December 31, 2001